06006484

UNITED STATES
[SECURITIES] AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salem Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Boulevard, Suite 1070
(No. and Street)

Los Angeles	California	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GHP Horwath, P.C.
(Name – *if individual, state last, first, middle name*)

1670 Broadway, Suite 3000	Denver	Colorado	80202
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED APR 1 3 2006 WASH. DC SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUN 2 1 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/20/06

OATH OR AFFIRMATION

I, Stephen Prough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salem Partners, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIANNE LOUISE ASKEW
COMM. #1606279
Notary Public - California
Los Angeles County
My Comm. Expires Sep. 13, 2009

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- [ ] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Independent auditors' report.

x (p) Independent auditors' report on internal control.

Salem Partners, LLC
SEC File Number 8-50241
Period: January 1, 2005 through December 31, 2005

(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

(i) Information Relating to the Possession or Control Requirements under Rule 15c3-3

Salem Partners, LLC is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) which states that the provisions of Rule 15c3-3 shall not be applicable to a broker or dealer:

"who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "*Special Account for the Exclusive Benefit of Customers of (name of broker or dealer)*".

11111 SANTA MONICA BOULEVARD, SUITE 1070, LOS ANGELES, CALIFORNIA 90025 TEL 310-806-4200 FAX 310-806-4201

Via Certified Mail #70041350000440110943

NASD

April 4, 2006

RECEIVED
APR 13 2006
SEC MAIL PROCESSING SECTION WASH. D.C. 203

Mr. John Dyett, III
Chief Compliance Officer
Salem Partners, LLC
11111 Santa Monica Boulevard, Suite 1070
Los Angeles, CA 90025

Dear Mr. Dyett:

This acknowledges receipt of the firm's December 31, 2005, annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

A. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (Exemptive provisions)
B. Information Relating to the Possession or Control Requirements under Rule 15c3-3 (Exemptive Provisions)

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Procedural Rule 8210, we request that you immediately send one copy of the items listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **no later than April 18, 2005.** If you have any questions, please contact Peggy O'Reilly, Compliance Examiner, at 213-613-2637.

Sincerely,

Han T. Nguyen
Supervisor

Enclosure

300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

tel 213 229 2300
fax 213 617 3299
www.nasd.com

cc: Cindy Wong
Assistant Regional Director
Securities and Exchange Commission
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036-3468

GHP Horwath, P.C.
1670 Broadway, Suite 3000
Denver, CO 80202